UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015.

Commission File Number: 001-36403

IKANG HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

IKANG HEALTHCARE GROUP, INC.

Form 6-K

CONTENTS

Explanatory note:

This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into the Company’s Form 8-A, filed on December 3, 2015.

Entry into Rights Agreement.

On December 2, 2015, the Board of Directors of iKang Healthcare Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), granted one right (a “Right”) with respect to each outstanding Class A Common Share, par value $0.01 per share (the “Class A Common Shares”) and of each Class C Common Share, par value $0.01 each (the “Class C Common Shares”, and, together with the Class A Common Shares, the “Common Shares”), in each case, of the Company held of record at the close of business on December 13, 2015 (the “Record Time”), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issuable upon the certification by The NASDAQ Stock Market to the Securities and Exchange Commission that the Rights have been approved for listing and registration. The Rights will be issued pursuant to a Rights Agreement, dated as of December 2, 2015 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, L.L.C., as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one Class A Common Share, for $80 (the “Exercise Price”), subject to adjustment.

The Rights will be evidenced by the Common Share certificates (or, in the case of uncertificated Common Shares by the registration of the associated Common Shares in the Company’s register of members) until the next business day following the earlier of (either, the “Separation Time”) (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person, as defined below, and (ii) the date of the first event causing a Flip-in Date (as defined below) to occur; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares pursuant thereto, such offer shall be deemed never to have been made. A Flip-in Date will occur on any Share Acquisition Date (as defined below) or such later date and time as the Board of Director of the Company, with the approval or at the direction of the Special Committee (as defined below), may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred. A Share Acquisition Date means the earlier of (a) the first date on which the Company announces that a Person has become an Acquiring Person, which announcement makes express reference to such status as an Acquiring Person or (b) the date on which any Acquiring Person has acquired more than 50% of the Company’s Class A Common Shares excluding for this purpose any shares determined to be constructively owned. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 10% or more of the outstanding Class A Common Shares at any time after the first public announcement of the adoption of the Rights Agreement, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee share ownership or other employee benefit plan of the Company or any wholly-owned subsidiary of the Company, (ii) any Person who is the Beneficial Owner of 10% or more of the outstanding Class A Common Shares at the time of the first public announcement of the adoption of the Rights Agreement and who continuously thereafter is the Beneficial Owner of 10% or more of the outstanding Class A Common Shares or who shall become the Beneficial Owner of 10% or more of the outstanding Class A Common Shares solely as a result of an acquisition of Class A Common Shares by the Company, in each case, until such time as such Person becomes the Beneficial Owner (other than through a reclassification, share split or a share dividend) of any additional Class A Common Shares (other than pursuant to the exercise by an employee of the Company or a Subsidiary of the Company of employee options or other equity awards issued under an employee benefit plan of the Company or a Subsidiary of the Company or pursuant to additional grants of any such employee options or other equity awards to an employee of the Company or a Subsidiary of the Company), or any Person who becomes the Beneficial Owner of 10% or more of the outstanding Class A Common Shares after the time of the first public announcement of the Rights Agreement solely as a result of an acquisition by the Company of Class A Common Shares until such time after the public announcement by the Company of such repurchases as such Person becomes the Beneficial Owner (other than by means of a reclassification, share dividend or share split) of additional Class A Common Shares that, in the aggregate, amounts to 0.1% or more of the outstanding shares of Class A Common Shares or the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of Class A Common Shares by such Person or any of such Person’s Affiliates or Associates (as set forth in the Rights Agreement) or (iii) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Class A Common Shares without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Time but prior to the Separation Time (or the registration of Common Shares in the Company’s register of members with respect to uncertificated shares) shall evidence one Right for each Common Share represented thereby and such Certificates (or confirmation of registration with respect to uncertificated shares) shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing Common Shares outstanding at the Record Time (or registration) shall also evidence one Right for each Common Share evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be delivered to holders of record of Common Shares at the Separation Time.

The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the first anniversary of the date of the Rights Agreement, unless, for purposes of this clause (ii), extended by action of the Board of Directors of the Company (in which case the applicable time shall be the time to which it has been so extended); (iii) immediately prior to the effective time of a consolidation, merger, scheme of arrangement or statutory share exchange that does not constitute a Flip-Over Transaction or Event (as defined below) in which the Class A Common Shares are cancelled or converted into, or into the right to receive, another security, cash or other consideration; and (iv) the date on which the Rights are redeemed as described below (collectively, the “Expiration Time”).

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Class A Common Share dividend on, or a subdivision or a combination into a smaller number of shares of, Class A Common Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Class A Common Shares.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Class A Common Shares of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Share Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Class A Common Shares (excluding for this purpose any shares determined to be constructively owned), elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for Class A Common Shares at an exchange ratio of one Class A Common Share per Right, appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board of Directors of the Company (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Class A Common Shares equal to the Exchange Ratio.

In the event that prior to the Expiration Time the Company enters into an agreement with respect to, consummates or permits to occur a transaction or series of transactions after a Flip-in Date such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a statutory share exchange with any other Person if, immediately prior to the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or statutory share exchange, the Acquiring Person controls the Board of Directors of the Company or is the Beneficial Owner of 50% or more of the outstanding Class A Common Shares and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Class A Common Shares or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or its Associate or Affiliate or, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a “Flip-over Transaction or Event”), the Company shall not enter into, consummate or permit to occur such Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

The special committee of the Board of Directors of the Company, whose formation was announced on September 10, 2015 (the “Special Committee”), may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.001 per Right) (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the Special Committee electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held. The Rights Agreement may only be amended with the approval or at the direction of the Special Committee.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Class A Common Shares or any existing holder of 10% or more of the Class A Common Shares who shall acquire any additional Class A Common Shares, unless the Rights are first redeemed by the Special Committee. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed, or the Rights Agreement terminated, on or prior to the Flip-in Date, before the consummation of such transaction.

As of October 31, 2015 there were 33,556,439 Class A Common Shares issued (of which 32,892,125 shares were outstanding and 664,315 shares were held in treasury) and 2,128,698 shares reserved for issuance pursuant to employee benefit plans and convertible securities, if any. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have Rights attached.

The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibit thereto.

Exhibit No.	Description

4.1	Rights Agreement, dated as of December 2, 2015 (the “Rights Agreement”), between iKang Healthcare Group, Inc. (the “Company”) and American Stock Transfer & Trust Company, L.L.C., as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise

99.1	Press release, dated December 2, 2015, issued by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.
(Registrant)

Date: December 3, 2015	By:	/s/ Yang Chen
	Name:	Yang Chen
	Title:	Chief Financial Officer